SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Weibo Corporation

(Name of Issuer)

Class A ordinary shares, par value $0.00025 per share

(Title of Class of Securities)

948596 101

(CUSIP Number)

December 31, 2022

Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 948596 101	Page 2 of 9

1	Name of Reporting Persons Sina Corporation
2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 94,825,338(1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 94,825,338(1)
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 94,825,338(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 40.5%(1)(2)
12	Type of Reporting Person CO

(1)	Represents 94,825,338 Class B ordinary shares held by Sina Corporation, which are convertible into 94,825,338 Class A ordinary shares.

(2)	Based on 234,186,394 Class A ordinary shares outstanding as of December 31, 2022, assuming all Class B ordinary shares held by such reporting person are converted into the same number of Class A ordinary shares.

CUSIP No. 948596 101	Page 3 of 9

1	Name of Reporting Persons Sina Group Holding Company Limited
2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 94,825,338(1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 94,825,338(1)
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 94,825,338(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 40.5%(1)(2)
12	Type of Reporting Person CO

(1)	Represents 94,825,338 Class B ordinary shares held by Sina Corporation, which are convertible into 94,825,338 Class A ordinary shares.

(2)	Based on 234,186,394 Class A ordinary shares outstanding as of December 31, 2022, assuming all Class B ordinary shares held by such reporting person are converted into the same number of Class A ordinary shares.

CUSIP No. 948596 101	Page 4 of 9

1	Name of Reporting Persons New Wave MMXV Limited
2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 94,825,338(1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 94,825,338(1)
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 94,825,338(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 40.5%(1)(2)
12	Type of Reporting Person CO

(1)	Represents 94,825,338 Class B ordinary shares held by Sina Corporation, which are convertible into 94,825,338 Class A ordinary shares.

(2)	Based on 234,186,394 Class A ordinary shares outstanding as of December 31, 2022, assuming all Class B ordinary shares held by such reporting person are converted into the same number of Class A ordinary shares.

CUSIP No. 948596 101	Page 5 of 9

1	Name of Reporting Persons Chao Charles Guowei
2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Hong Kong SAR, PRC

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 95,370,848(1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 95,370,848(1)
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 95,370,848(1)
10	Check if the Aggregate Amount by Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented in Amount in Row (9) 40.7%(1)(2)
12	Type of Reporting Person IN

(1)	Represents 94,825,338 Class B ordinary shares held by Sina Corporation, which are convertible into 94,825,338 Class A ordinary shares, and 545,510 Class A ordinary shares in the form of ADSs held by Chao Charles Guowei.

(2)	Based on 234,186,394 Class A ordinary shares outstanding as of December 31, 2022, assuming all Class B ordinary shares held by such reporting person are converted into the same number of Class A ordinary shares.

CUSIP No. 948596 101	Page 6 of 9

Item 1(a).	Name of Issuer: Weibo Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices: 8/F, QIHAO Plaza, No. 8 Xinyuan S. Road Chaoyang District, Beijing 100027 People’s Republic of China

Item 2(a).	Name of Person Filing: Sina Corporation, Sina Group Holding Company Limited, New Wave MMXV Limited, and Chao Charles Guowei (collectively, the “Reporting Persons”)

Item 2(b).	Address or Principal Business Office or, if none, Residence: No. 8 SINA Plaza, Courtyard 10, the West Xibeiwang E. Road Haidian District, Beijing 100193 People’s Republic of China

Item 2(c).	Citizenship:
Sina Corporation is a Cayman Islands company. Sina Group Holding Company Limited is a Cayman Islands company. New Wave MMXV Limited is a British Virgin Islands company. Chao Charles Guowei is a citizen of Hong Kong SAR, PRC.

Item 2(d).

Title of Class of Securities:
Class A ordinary shares, par value $0.00025 per share

The Issuer’s ordinary shares consist of Class A ordinary shares and Class B ordinary shares. The rights of the holders of Class A ordinary shares and Class B ordinary shares are identical, except with respect to conversion rights and voting rights. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share, whereas Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Each Class B ordinary share is entitled to three votes, whereas each Class A ordinary share is entitled to one vote.

Item 2(e).

CUSIP No.:
948596 101

This CUSIP number applies to the American Depositary Shares of the Issuer, each representing one Class A ordinary share of the Issuer, par value $0.00025 per share. No CUSIP has been assigned to the ordinary shares.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:

Not applicable

CUSIP No. 948596 101	Page 7 of 9

Item 4.	Ownership:

The following information with respect to the ownership of the ordinary shares of the issuer by the reporting persons is provided as of December 31, 2022. The table below is prepared based on 139,361,056 Class A ordinary shares and 94,825,338 Class B ordinary shares outstanding as of December 31, 2022.

Reporting Persons:	Amount beneficially owned:		Percent of class:		Percent of aggregate voting power:		Sole power to vote or to direct the vote:		Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:		Shared power to dispose or to direct the disposition of:
Sina Corporation	94,825,338	(1)	40.5	%(1)(2)	67.1	%(5)	94,825,338	(1)	0	94,825,338	(1)	0
Sina Group Holding Company Limited	94,825,338	(1)	40.5	%(1)(2)	67.1	%(5)	94,825,338	(1)	0	94,825,338	(1)	0
New Wave MMXV Limited	94,825,338	(1)	40.5	%(1)(2)	67.1	%(5)	94,825,338	(1)	0	94,825,338	(1)	0
Chao Charles Guowei	95,370,848	(3)	40.7	%(3)(4)	67.2	%(5)	95,370,848	(3)	0	95,370,848	(3)	0

Notes:

(1)	Represents 94,825,338 Class B ordinary shares held by Sina Corporation that are convertible into 94,825,338 Class A ordinary shares at any time at the option of Sina Corporation. Pursuant to Rule 13d-3(d)(1), all shares of Class B ordinary shares (which are convertible into shares of Class A ordinary shares) held by Sina Corporation shall be deemed to be converted for the purposes of (i) determining the aggregate amount of shares of Class A ordinary shares beneficially owned by Sina Corporation and (ii) calculating the percentages of the Class A ordinary shares owned by such person.

On March 22, 2021, New Wave Mergersub Limited (a wholly owned subsidiary of Sina Group Holding Company Limited, formerly known as New Wave Holdings Limited) merged with and into Sina Corporation, with Sina Corporation continuing as the surviving company. As a result of this merger, Sina Corporation became a wholly owned subsidiary of Sina Group Holding Company Limited, which is a wholly owned subsidiary of New Wave MMXV Limited (“New Wave”), a business company incorporated in the British Virgin Islands and controlled by Mr. Charles Chao. As of the date of this filing, New Wave was owned as to 61.2% by Mr. Charles Chao, 30.0% by Mr. Yunli Liu and the remaining shares were held by other senior management members of Sina Corporation, including Ms. Hong Du, Mr. Gaofei Wang and Ms. Bonnie Yi Zhang, each of whom held less than 5% of the total share capital of New Wave. All the voting shares in New Wave were held by Mr. Charles Chao, and the rest were all non-voting shares.

(2)

To derive this percentage, (x) the numerator is 94,825,338, being 94,825,338 Class A ordinary shares that are convertible from the same number of Class B ordinary shares held by Sina Corporation, and (y) the denominator is the sum of (i) 139,361,056, being the numbers of the Issuer’s total Class A ordinary shares outstanding as of December 31, 2022 and (ii) 94,825,338, being the number of Class A ordinary shares that Sina Corporation has the rights to acquire upon conversion of the same number of Class B ordinary shares held by Sina Corporation as of December 31, 2022.

(3)

Represents (i) 94,825,338 Class B ordinary shares held by Sina Corporation that are convertible into 94,825,338 Class A ordinary shares at any time at the option of Sina Corporation, and (ii) 545,510 Class A ordinary shares in the form of ADSs held by Chao Charles Guowei.

(4)

To derive this percentage, (x) the numerator is the sum of (i) 94,825,338, being 94,825,338 Class A ordinary shares that are convertible from the same number of Class B ordinary shares held by Sina Corporation and (ii) 545,510 Class A ordinary shares in the form of ADSs held by Chao Charles Guowei, and (y) the denominator is the sum of (i) 139,361,056, being the number of the Issuer’s total Class A ordinary shares outstanding as of December 31, 2022 and (ii) 94,825,338, being the number of the Issuer’s total Class B ordinary shares outstanding as of December 31, 2022 that are convertible into the same number of Class A ordinary shares.

(5)

For each reporting person, percentage of aggregate voting power represents voting power of all ordinary shares held by such reporting person with respect to all outstanding shares of Class A and Class B ordinary shares. Each holder of Class A ordinary shares is entitled to one vote per share. Each holder of Class B ordinary shares is entitled to three votes per share.

CUSIP No. 948596 101	Page 8 of 9

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Controlling Person:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certifications:

Not applicable

CUSIP No. 948596 101	Page 9 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2023

SINA Corporation

By:	/s/ Bonnie Yi Zhang
Name:	Bonnie Yi Zhang
Title:	Chief Financial Officer

Sina Group Holding Company Limited

By:	/s/ Chao Charles Guowei
Name:	Chao Charles Guowei
Title:	Sole Director

New Wave MMXV Limited

By:	/s/ Chao Charles Guowei
Name:	Chao Charles Guowei
Title:	Sole Director

/s/ Chao Charles Guowei
Chao Charles Guowei